

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 7, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Jerry L. Peters
Chief Financial Officer
Green Plains Renewable Energy, Inc.
105 North 31st Ave., Suite 103
Omaha, Nebraska 68131

      RE: Form 10-K for the fiscal year ended November 30, 2007
                Form 10-Q for the quarter ended February 29, 2008
                   File No. 1-32924

Dear Mr. Peters:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                           Sincerely,

                                           Rufus Decker
                                           Accounting Branch Chief